UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(February 14, 2006)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Material business agreement with RSA Security Inc..

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: FEBRUARY 14, 2006

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET LICENSES MOBILE-BASED STRONG AUTHENTICATION TECHNOLOGIES TO RSA SECURITY

License agreement to develop soft tokens for a wide range of mobile devices and PC platforms along with integrated provisioning services and soft token lifecycle management

RSA CONFERENCE – San Jose CA., February 14, 2006 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile-enabled personal authentication and security solutions, today announced that RSA Security Inc. has entered into a license agreement under which Diversinet will provide mobile device and PC-based software tokens and integrated provisioning services.   The agreement includes licensing, development and revenue-sharing components that will result in revenues of a minimum of $2.2 million to Diversinet over three years.

Under this commercial agreement, the Diversinet MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center (MASC) will be integrated into RSA Security’s products and services, enabling the downloading, provisioning, and management of RSA Security’s mobile and PC-based soft tokens.

“Diversinet is very excited to be adding a market leader like RSA Security to the growing list of distribution partners who will leverage Diversinet’s MobiSecure soft tokens and services,” said Nagy Moustafa, CEO of Diversinet.  “We are pleased that this agreement will result in immediate revenues to Diversinet.”

“Our license and integration agreements bring RSA Security’s industry-leading authentication solutions together with Diversinet’s extensive knowledge and experience in the mobile space to provision software tokens over the air to a breadth of mobile devices,” said Toffer Winslow, vice president of product marketing and management at RSA Security.  “We expect that many customers will want to leverage existing mobile devices, and this strategic partnership will allow us to deliver to the greatest number of mobile devices possible.”

Many analysts predict that 2006 will be an important year in the security market as financial institutions look for cost-effective security solutions to meet regulatory directives such as the FFIEC guidance to U.S. banks, and large corporations look to meet the growing expectations of their customers to be protected from online fraud and identity theft.  Soft tokens running on mobile devices and PCs help companies protect their users’ identities and secure consumer internet banking, online transactions, and remote online access.

About Diversinet (OTCBB: DVNTF)

Diversinet is a leading provider of personal authentication and security solutions for the wireless world.  The company’s software and services protect a user’s identity and provide secure access for new, innovative consumer and business applications using a variety of mobile phones, Personal Digital Assistants (PDAs) and personal computers.  Diversinet’s highly scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services that leverage the more than 2.5 billion mobile devices and PCs deployed today. Connect with Diversinet Corp. at www.diversinet.com.

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The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission.